UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-49604

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ManTech International Corporation Employee Stock Ownership Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

ManTech International Corporation

12015 Lee Jackson Highway

Fairfax, VA 22033-3300

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Committee and Participants of the

ManTech International Corporation Employee Stock Ownership Plan

Fairfax, Virginia

We have audited the accompanying statements of net assets available for benefits of the ManTech International Corporation Employee Stock Ownership Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

June 26, 2007

MANTECH INTERNATIONAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2006 AND 2005

	December 31, 2006	December 31, 2005
ASSETS:
Investment in the Company’s Class A Common Stock, at fair value:

Value of Common Stock on deposit with Fidelity	$20,544,119	$14,146,067

Contributions receivable:

Employer’s contribution of the Company’s Class A Common Stock	0	287,655

Net assets available for benefits	$20,544,119	$14,433,722

Number of Shares in the Plan	557,810	518,080

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2006

Year ended December 31, 2006
Additions to net assets:

Employer contributions	$3,175,740
Net appreciation in fair value of investments in Company Stock	4,410,891

Total additions	7,586,631

Deductions from net assets:

Distributions	1,476,235

Net increase	6,110,397

Net assets available for benefits:

Beginning of period	14,433,722

End of period	$20,544,119

The accompanying notes are an integral part of these financial statements.

MANTECH INTERNATIONAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005, AND FOR

THE YEAR ENDED DECEMBER 31, 2006

NOTE 1—DESCRIPTION OF PLAN

The following description of the ManTech International Corporation Employee Stock Ownership Plan (commonly referred to herein as the “ESOP” or the “Plan”) provides only general information. Participants should refer to the Plan agreement for more detailed information.

General

The ESOP is a qualified retirement plan, established effective January 1, 1999, and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All employees of ManTech International Corporation (the “Company”), and its subsidiaries, who are on the Company’s U.S. payroll are eligible to participate in the Plan, including regular full-time employees, and part-time employees scheduled to work 20 or more hours per week. Employees who are not eligible to participate in the Plan include: (i) leased employees; (ii) employees who are employed under the terms of contracts between the Company and the United States government, unless the contracts are designated by the Company as participating in the Plan; and (iii) employees who are employed by a subsidiary or related company that has not adopted the Plan.

Contributions and Eligibility

The ESOP is non-leveraged and will be funded entirely through Company contributions based on a percentage of an eligible employee’s compensation, as defined in the Plan. The Company’s contributions to the Plan are discretionary. In 2006 the Company contributions were one percent of employee’s eligible compensation. Contributions can consist of the Company’s Class A Common Stock or cash. Eligible employees share in any Company contribution made for a plan year if they meet the following minimum requirements:

a)	The employee is credited with at least 975 hours of service during the plan year; and

b)	The employee is employed by the Company on the last day of the plan year.

Participants’ Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Company contributions, an allocation of the Plan earnings and charged with withdrawals and allocation of Plan losses. Allocations of Plan earnings are based on the current value of the participant’s account balance, as specified by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Administration

The Plan is administered by the Retirement Plan Committee (the “Committee”) of the Board of Directors of the Company which plans, administers, and negotiates rights and benefits for participants in the Plan. Fidelity Management Trust Company (“Fidelity”) is the Plan’s Trustee for 2006 and 2005. The custodian of the Plan, responsible for administration, is Fidelity Investment Institutional Operations Company, Inc. since 2004.

Distributions

No distributions from the Plan will be made until a participant retires, becomes disabled, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. After March 28, 2005, the distributions of the participant’s vested balance in his or her account, and if its value does not exceed $1,000 shall be distributed in cash in the form of a single lump sum payment, as soon as practicable, but in no event later than the last day of the plan year following the plan year in which the Participant terminates employment.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

Vesting

Participants vest in their ESOP account on a graduated scale based on years of continuous service. A participant is fully vested after five years of credited service.

Forfeitures

Plan participants who are not 100% vested at the time of employment termination will forfeit a pro rata share of their ESOP account balance. Forfeitures are used to offset Company contributions. Forfeitures are fully recognized the moment in which the participant either receives a distribution of the vested portion of his or her account, or incurs a one-year break in service as an employee of the Company; whichever occurs first. At December 31, 2006 and December 31, 2005, forfeited nonvested accounts totaled $311,266 and $244,091 respectively. These accounts will be used to reduce future employer contributions.

Loans

Loans are not permitted under the ESOP plan.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America. Unrealized appreciation or depreciation in the fair value of investments held at period-end is recorded in the statement of changes in net assets available for benefits for the respective period. The per share fair market value at December 31, 2006 was $36.83. The per share fair market value at December 31, 2005 was $27.86.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Risk

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with this investment security, it is reasonably possible that change in the value of the investment security will occur in the near term, and such change could materially affect the amounts reported in the financial statements.

Benefits

Benefits are recorded when paid.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 8, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan Termination

The Company expects to continue to sponsor the Plan indefinitely and to continue to make contributions. However, the Company has the right to terminate the Plan at any time upon written notice to the Committee and Fidelity. In the event of plan termination, participants are 100% vested in their accounts.

NOTE 3—SHARE ALLOCATION

The Company’s 2006 contributions totaled 86,227 shares of common stock representing $3,175,740. In February 2007, 75,548 shares of the Company’s common stock representing $2,782,431 in total contributions were allocated to all eligible participants. A total of 10,679 shares of common stock representing $393,308 contributed during 2006 remained unallocated. These shares were valued at $36.83, their fair market value at December 31, 2006.

The Company’s 2005 contributions totaled 67,425 shares of common stock, net of forfeitures, representing $1,878,461. In February 2006, 105,830 shares of the Company’s common stock representing $2,948,407 in total contributions were allocated to all eligible participants. A total of 38,434 unallocated shares of common stock contributed during 2004 were included in the 2005 total contribution. These shares were valued at $27.86, their fair market value at December 31, 2005.

NOTE 4—RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	As of December 31, 2006	As of December 31, 2005
Amount per Statement of Net Assets
Available for Benefits	$20,544,119	$14,433,722

Items reflected in Form 5500 not reflected in the Statement of Net Assets Available for Benefits:

Distributions Payable	(137,170)	(181,739)

Amount per Form 5500	$20,406,949	$14,251,983

Pursuant to ERISA provisions, the following is a reconciliation of net increase in assets for the years ended December 31, 2006, as reported in the Statement of Changes in Net Assets Available for Benefits, to net income reported on Form 5500 to be filed with the Department of Labor:

For the year ended December 31, 2006
Net Increase per Statement of Changes in Net Assets	$6,110,397

Less: Distributions Payable to withdrawing participants at period end	(137,170)

Add: Distributions Payable to withdrawing participants at beginning of period	181,739

Amount per Form 5500	$6,154,966

* * * * * *

SUPPLEMENTAL SCHEDULES

MANTECH INTERNATIONAL CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN

FORM 5500, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Fair Value	Cost
ManTech International Corporation (1)	Class A Common Stock 557,810 shares	$20,544,119	$8,427,411

(1)	Noted as party-in-interest.

These items above are being reported in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

MANTECH INTERNATIONAL CORPORATION

FORM 5500, SCHEDULE H, LINE 4j – EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

Identity of Issue, Borrower, Lessor or Similar Party	Description of Assets	Purchase Price	Selling Price	Cost	Current Value of Assets at Transaction Date	Net Gain/(Loss)
ManTech International Corporation (1)	Contributions Class A Common Stock 86,227 Shares	$3,175,740		$3,175,740	$3,175,740	$—

ManTech International Corporation (1)	Distributions Class A Common Stock 46,498 Shares		$1,476,235	$1,295,437	$1,476,235	$180,798

(1)	Noted as party-in-interest.

These items above are being reported in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ManTech International Corporation
Employee Stock Ownership Plan

Date: June 26, 2007	/s/ Margarita Mentus
Margarita Mentus
Senior Vice President, Human Resources